UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.    )*

AsiaInfo-Linkage, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
04518A104
(CUSIP Number)
with copies to:
Libin Sun
Linkage Technologies International Holdings Limited
No. 16 Building
No. 12 Dinghuaimen, Nanjing 210013
People’s Republic of China
+86-25 8375-3888
David T. Zhang, Esq.
Latham & Watkins
41st Floor, One Exchange Square
8 Connaught Place, Central, Hong Kong
+852 2522-7886
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 1, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	04518A104

1	NAMES OF REPORTING PERSONS Linkage Technologies International Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		2,683,728

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,683,728

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,683,728

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.6%+

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
+ Calculated using 74,168,817 issued and outstanding shares of common stock as of July 1, 2010, excluding 3,000,000 issued treasury shares.

Page 2 of 6 Pages

CUSIP No.	04518A104
ITEM 1. SECURITY AND ISSUER
This statement on Schedule 13D (this “Statement”) relates to the common stock, $0.01 par value per share (the “Common Stock”), of AsiaInfo-Linkage, Inc., a Delaware corporation (the “Issuer” or the “Company”). According to the Issuer’s most recent Form 10-Q filed with the U.S. Securities and Exchange Commission on May 7, 2010, the principal executive offices of the Issuer are located at 4/F Zhongdian Information Tower, 6 Zhongguancun South Street, Haidian District, Beijing 100086, People’s Republic of China.
ITEM 2. IDENTITY AND BACKGROUND
(a) This statement is filed by Linkage Technologies International Holdings Limited, a company organized under the laws of the Cayman Islands (“Linkage”). Libin Sun is the chairman of Linkage’s board of directors and its chief executive officer, and fully owns and controls LT International Limited, a British Virgin Islands company which is Linkage’s largest shareholder holding close to 50% of Linkage’s voting securities. Xiwei Huang is Linkage’s director and its chief operating officer. Guoxiang Liu is Linkage’s director and vice president.
(b) The address of the principal executive offices of Linkage and LT International Limited, and the business address of each of Libin Sun, Xiwei Huang and Guoxiang Liu, is No. 16 Building, No. 12 Dinghuaimen, Nanjing 210013, People’s Republic of China.
(c) The principal business of Linkage as well as LT International Limited is investment holdings. The present principal employment of Libin Sun is a director of the Issuer and its executive co-chairman. The present principal employment of Xiwei Huang is a director of the Issuer and its chief operating officer. The present principal employment of Guoxiang Liu is the Issuer’s executive vice president. The Issuer is a leading provider of high-quality telecommunications software solutions and information technology security products and services in China and the address of its principal executive offices is 4th Floor, Zhongdian Information Tower, 6 Zhongguancun South Street, Haidian District, Beijing 100086, People’s Republic of China.
(d) During the last five years, none of Linkage, LT International Limited, Libin Sun, Xiwei Huang or Guoxiang Liu has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, none of Linkage, LT International Limited, Libin Sun, Xiwei Huang or Guoxiang Liu has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Each of Libin Sun, Xiwei Huang or Guoxiang Liu is a citizen of the People’s Republic of China.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
The information set forth in Item 4 hereof is hereby incorporated by reference in its entirety into this Item 3.
ITEM 4. PURPOSE OF TRANSACTION
Pursuant to the Business Combination Agreement dated December 4, 2009, as supplemented on June 5, 2010 by the Supplemental Agreement, by and among the Company, Linkage, certain shareholders of Linkage, and Libin Sun as agent for the shareholders of Linkage (collectively, the “Combination Agreement”), the Company purchased from Linkage 100% of the outstanding share capital of Linkage’s wholly-owned subsidiary, Linkage Technologies Investment Limited (“Linkage Technologies”), for US$60 million in cash and 26,832,731 shares of Common Stock, or 36.18% of the Issuer’s total

Page 3 of 6 Pages

CUSIP No.	04518A104
issued and outstanding shares of 74,168,817 as of July 1, 2010 (collectively, the “Consideration”), resulting in Linkage Technologies becoming the Company’s wholly-owned subsidiary (such transaction, the “Combination”). The Combination Agreement entered into on December 4, 2009 placed a value on the Common Stock of $24.07 per share. The estimated aggregate market value of the Consideration was approximately $734 million as of December 4, 2009 and approximately $647 million as of June 30, 2010. Of the 26,832,731 shares issued to Linkage at the closing of the Combination on July 1, 2010 (the “Closing Date”), 2,683,273 are currently being held in escrow and are subject to forfeiture during the 18 months following the Closing Date as security for the indemnification obligations of Linkage and certain key Linkage shareholders under the Combination Agreement. After Linkage acquired these 26,832,731 shares on July 1, 2010, Linkage distributed an aggregate of 24,149,003 of them to its shareholders, with such transfers being deemed effective as of July 7, 2010.
This Schedule 13D is hereby filed by Linkage as it had temporarily crossed the five percent beneficial ownership threshold between July 1, 2010 and July 7, 2010. Linkage has ceased to be the beneficial owner of more than five percent of the Common Stock since July 7, 2010 and expects that it will not need to make any future filings pursuant to Regulation 13D as long as it does not cross the five percent beneficial ownership threshold in the future.
Except for the Combination Agreement and related agreements and transactions, Linkage does not have any present plans or proposals which relate to or would result in any of the actions described in sub-paragraphs (a) through (j) of Schedule 13D.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a)-(b) Set forth in the table below is the number and percentage of shares of Common Stock of the Issuer beneficially owned by Linkage as of July 13, 2010.

NUMBER OF SHARES
	NUMBER OF SHARES	BENEFICIALLY	AGGREGATE
	BENEFICIALLY OWNED	OWNED WITH	NUMBER OF SHARES	PERCENTAGE OF
	WITH SOLE VOTING AND	SHARED VOTING AND	BENEFICIALLY	CLASS BENEFICIALLY
NAME	DISPOSITIVE POWER	DISPOSITIVE POWER	OWNED	OWNED (1)
Linkage	2,683,728	0	2,683,728	3.62%

(1)	Calculated using 74,168,817 issued and outstanding shares of Common Stock as of July 1, 2010, excluding 3,000,000 issued treasury shares.
(c)-(d) The information set forth in Item 4 hereof is hereby incorporated by reference in its entirety into this Item 5.
(e) Linkage ceased to be the beneficial owner of more than five percent of the class of securities on July 7, 2010.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
The information set forth in Item 4 hereof is hereby incorporated by reference in its entirety into this Item 6.
Concurrently and in connection with the Closing, the Company entered into an escrow agreement with Linkage, Mr. Sun as agent for the shareholders of Linkage, and The Bank of New York Mellon. Pursuant to the agreement, 10% of the aggregate consideration to be delivered to Linkage (consisting of $6 million in cash and 2,683,273 shares of Common Stock) was deposited into an escrow account for a period of 18 months as security for the indemnification obligations of Linkage and certain key Linkage shareholders under the Combination Agreement.

Page 4 of 6 Pages

CUSIP No.	04518A104
Concurrently and in connection with the Combination Agreement, the Company, Edward Tian, Libin Sun and Linkage entered into a stockholders’ agreement. Pursuant to the agreement, among other things, (a) Libin Sun and Edward Tian agreed to vote in favor of the election or re-election of Edwin Tian and Libin Sun, respectively, to the board of directors of the Company; and (b) Linkage agreed to vote its shares in the Issuer proportionately with the Company’s public stockholders on all matters submitted to the stockholders of the Company, until such time as all such shares are fully distributed to Linkage’s shareholders in accordance with the Combination Agreement.
The foregoing descriptions of the Combination Agreement, the escrow agreement and the stockholders’ agreement, and the transactions contemplated thereby, do not purport to be complete and are qualified in their entirety by reference to such agreements, which are attached hereto as Exhibits A, B, C and D, respectively, and are incorporated by reference herein.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
Exhibit A — Business Combination Agreement, dated December 4, 2009, by and among the Company, Linkage Technologies International Holdings Limited and the other parties thereto. (Incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K filed with the U.S. Securities and Exchange Commission on December 9, 2009.)
Exhibit B — Supplemental Agreement, dated June 5, 2010, by and among the Company, Linkage Technologies International Holdings Limited and the other parties thereto. (Incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the U.S. Securities and Exchange Commission on June 7, 2010.)
Exhibit C — Escrow Agreement, dated July 1, 2010, by and among the Company, Linkage, the Shareholders’ Agent, and The Bank of New York Mellon. (Incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed with the U.S. Securities and Exchange Commission on July 1, 2010.)
Exhibit D — Stockholders’ Agreement, dated December 4, 2009, by and among the Company, Edward Tian, Libin Sun and Linkage. (Incorporated by reference to Exhibit 10.3 to the Issuer’s Form 8-K filed with the U.S. Securities and Exchange Commission on December 9, 2009.)

Page 5 of 6 Pages

CUSIP No.	04518A104
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 13, 2010	Linkage Technologies International Holdings Limited
/s/ Libin Sun
	Name:	Libin Sun
	Title:	Chairman and Chief Executive Officer

Page 6 of 6 Pages